Exhibit 16

NOTICE OF ANNUAL GENERAL MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

August 28, 2009

August 28, 2009

Dear Shareholder:

You are invited to attend an annual general meeting of shareholders (“Shareholders”) of The Cash Store Financial Services Inc. (“Cash Store Financial”) to be held at the Alberta Diabetes Institute, Oborowsky Designer Seminar Hall, 1-020 HRIF East (112 Street and 87 Avenue), University of Alberta, Edmonton, Alberta, T5G 2E1, on October 29, 2009 at 10:00 a.m. (Edmonton time) (the “Meeting”). At the Meeting, Shareholders will be asked to consider the matters outlined in the accompanying Notice of Meeting.

Shareholders will be considering and voting upon annual business for Cash Store Financial, being the election of directors and the appointment of auditors.

If you are unable to attend the Meeting in person, please date, sign and return the enclosed form of proxy in the accompanying envelope by mail or by fax to Computershare Investor Services Inc., c/o Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 at your earliest convenience.

On behalf of Cash Store Financials board of directors, I would like to thank you for your continued support of Cash Store Financial. We look forward to seeing you at the Meeting.

Sincerely,

(Signed) Gordon J. Reykdal
Gordon J. Reykdal
Chairman and Chief Executive Officer

TABLE OF CONTENTS

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS	2
Introduction	3
CASH STORE FINANCIAL ANNUAL GENERAL MEETING MATTERS	3
Election of Directors	3
Compensation Discussion and Analysis	5
Executive Compensation Philosophy	5
Annual Competitive Market Reviews	5
Executive Compensation Process	6
Executive Compensation Elements	6
INCENTIVE PLAN AWARDS	9
Stock Options Granted	9
Year-End Option Values	9
Stock Option Plan Information	9
TERMINATION AND CHANGE OF CONTROL BENEFITS	11
DIRECTORS COMPENSATION	13
Director Compensation Table	13
Share-Based Awards	15
Report on Executive Compensation	15
Performance Graph	16
Indebtedness of Directors and Executive Officers	16
Interest of Informed Persons in Material Transactions	16
Appointment of Auditors	17
Statement of Corporate Governance Practices	17
Audit Committee	17
GENERAL PROXY MATTERS	17
Solicitation of Proxies	17
Appointment and Revocation of Proxies	17
Signature of Proxy	18
Voting of Proxies	18
Non-Registered Shareholders	18
Exercise of Discretion of Proxy	19
Voting Cash Store Financial Shares and Principal Holders Thereof	19
Procedure and Votes Required	20
ADDITIONAL INFORMATION	20
PARTICULARS OF OTHER MATTERS TO BE ACTED UPON	20
BOARD APPROVAL AND STATEMENTS OF DIRECTORS	21

APPENDICES

APPENDIX A CORPORATE GOVERNANCE DISCLOSURE STATEMENT	A-1

i

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

to be held on October 29, 2009

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of the holders of common shares (“Cash Store Financial Shares”) of The Cash Store Financial Services Inc. (“Cash Store Financial”) will be held at the Alberta Diabetes Institute, Oborowsky Designer Seminar Hall, 1-020 HRIF East (112 Street and 87 Avenue), University of Alberta, Edmonton, Alberta, T5G 2E1 on Wednesday, October 29, 2009 at 10:00 a.m. (Edmonton time) for the following purposes:

(a)                                  to elect the directors of Cash Store Financial;

(b)                                 to appoint the auditors of Cash Store Financial and to authorize the directors to fix their remuneration; and

(c)                                  to transact such further or other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

Specific details of the matters to be put before the Meeting are set forth in the accompanying Management Information Circular.

Only holders of Cash Store Financial Shares of record at the close of business on September 19, 2009 will be entitled to vote at the Meeting, or any adjournment(s) or postponement(s) thereof, except that a person who has acquired Cash Store Financial Shares subsequent to such date will be entitled to vote such Cash Store Financial Shares, instead of the holder of record on September 19, 2009, upon making a written request, not later than 10 days preceding the date of the Meeting, to Computershare Investor Services Inc., c/o Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, to be included on the list of holders of Cash Store Financial Shares entitled to vote at the Meeting, or any adjournment(s) or postponement(s) thereof, and establishing ownership of such Cash Store Financial Shares.

If you are unable to attend the Meeting in person, please exercise your right to vote by completing the enclosed form of proxy and returning it to Computershare Investor Services Inc., c/o Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1.  In order to be valid for use at the Meeting, proxies must be received by Computershare Investor Services Inc. at or prior to 10:00 a.m. (Edmonton time) on the second last day (excluding Saturdays, Sundays and statutory or civic holidays in Edmonton, Alberta) immediately preceding the date of the Meeting, or any adjournment(s) or postponement(s) thereof.

Further information with respect to voting by proxy is included in the accompanying Management Information Circular.

DATED at Edmonton, Alberta this 28th day of August, 2009.

BY ORDER OF THE BOARD OF DIRECTORS OF THE CASH STORE FINANCIAL SERVICES INC.

(signed) Gordon J. Reykdal
Gordon J. Reykdal
Chairman and Chief Executive Officer

MANAGEMENT INFORMATION CIRCULAR

Introduction

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Cash Store Financial for use at the Meeting and any adjournment(s) or postponement(s) thereof. No Person has been authorized to give any information or make any representation in connection any matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

CASH STORE FINANCIAL ANNUAL GENERAL MEETING MATTERS

At the Meeting, Shareholders will be asked to elect seven (7) directors of Cash Store Financial (See “Cash Store Financial Annual Meeting Matters - Election of Directors”) and to appoint KPMG LLP as the auditors of Cash Store Financial (See “Cash Store Financial Annual Meeting Matters — Interests of Informed Persons in Material Transactions - Appointment of Auditors”).

Election of Directors

The Corporation’s Articles of Incorporation and the Business Corporations Act (Ontario) provide that the Board consist of a minimum of three (3) and a maximum of ten (10) directors.  The Board currently consists of seven (7) directors and it is proposed to keep the number of directors at seven (7) for the following year.  At the Meeting, the seven (7) persons named hereunder will be proposed for election as directors the Corporation.  Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the election of the nominees whose names are set forth below.  Management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons in place of any nominee or nominees unable to serve.  Each director elected will hold office until the close of the first annual meeting of shareholders of the Corporation following his election unless their office is earlier vacated in accordance with the Corporation’s By-Laws.

The following table sets forth the name, province and country of residence, principal occupation or employment, year they first became a director of the Corporation and number of shares beneficially owned by each nominee for election as a director of the Corporation.  The statement as to the Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the nominees for election as directors hereinafter named is in each instance based upon information furnished by the person concerned and is as at date hereof.

Name, Municipality of Residence and Date First Became a Director	Position with the Corporation	Principal Occupation	Number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised

Gordon J. Reykdal Edmonton, Alberta, Canada February 23, 2001	Chairman, Chief Executive Officer and Director

Founder, Chairman and Chief Executive Officer of the Company since February 2001, prior to which he was the founder, Chairman, President and Chief Executive Officer of RTO Enterprises Inc. (now easyhome Ltd.), a rental company, since August 1991.

			3,590,500 (4)

William C. Dunn(1) (2) (3) Calgary, Alberta, Canada May 14, 2002	Director	Chairman of True Energy Inc., an oil & gas company, since September 2000, prior to which he was President and Chief Executive Officer of Cardium Service and Supply Ltd., an oilfield equipment company, since November 1982.	625,000

Edward C. McClelland(3) Burlington, Ontario, Canada November 8, 2005	Director	Self-employed as a management consultant since 1997. Past experience also includes Vice President for CIBC Finance and President of Transamerica Commercial Finance Canada.	4,500

J. Albert (Al) Mondor(1) Edmonton, Alberta, Canada April 8, 2008	Director	Vice President at Sumex Inc., since 2006, prior to which he was a Partner of Grant Thornton LLP’s Edmonton practice, since May 1979.	6,800

Robert J.S. Gibson(2) (3) Calgary, Alberta, Canada April 8, 2008	Director	President of Stuart & Company Limited, since 1973, as well as Managing Director of Alsten Holdings Ltd.	10,000

Ron Chicoyne(1),(2) Calgary, Alberta, Canada October 29, 2008	Director	Managing Director of Links Capital Partners, since August 2005, prior to which he was a Partner and Director of Mercantile Bancorp Limited.	Nil

Michael Shaw Edmonton, Alberta, Canada October 29, 2009	Director	Managing Director, Strategic Planning, of ATCO Group since July, 2009 and has been with ATCO Group in various different positions since 1979.	79,333

Notes:

(1)                                  Member of Audit Committee.

(2)                                  Member of Corporate Governance and Nominating Committee.

(3)                                  Member of Compensation Committee.

(4)                                  3,485,000 of these shares are directly owned by 424187 Alberta Inc., a company controlled by Mr. Reykdal; 83,800 are held by Mr. Reykdal directly and 21,700 are held by Mr. Reykdal’s spouse.

(5)                               Each director or proposed director will hold office as a director of the Corporation until his resignation or the next annual meeting of the Corporation’s shareholders.

Management recommends voting for the election of the persons identified above.

Compensation Discussion and Analysis

The following CD&A outlines and explains all significant elements of compensation awarded to, earned by or paid to (i) Cash Store Financial’s Chairman and Chief Executive Officer (“CEO”), (ii) Cash Store Financial’s Chief Financial Officer (“CFO”) and (iii) each of Cash Store Financial’s three most highly compensated officers, other than the CEO or CFO, who were serving in such capacity at or during the year ended June 30, 2009 (collectively, the “Named Executive Officers” or “NEOs”).

Executive Compensation Philosophy

The Company’s compensation philosophy for executive officers is based on four fundamental objectives:

(i)                                   To provide compensation packages that encourage, motivate and reward performance;

(ii)                                To foster a sense of teamwork and fairness;

(iii)                             To be competitive with other companies of similar size and scope of operations so as to attract and retain talented executives; and

(iv)                            To align the interests of its executive officers with the long-term interests of the Company and its shareholders.

When determining individual compensation levels for the Company’s executive officers, the Compensation Committee of the Company’s Board of Directors (the “Compensation Committee”) takes into consideration a variety of factors. These factors include the overall financial and operating performance of the company, recommendations of the CEO and an assessment of (i) the individual performance and contribution made by each executive officer to the success of the company with reference to financial performance and achievement of corporate objectives; (ii) the responsibilities of each executive officer, including leadership and mentoring; (iii) the expertise and length of service of each executive officer, and (iv) industry comparables.

Annual Competitive Market Reviews

The CEO and Compensation Committee are regularly provided with market data, including a comparison of the monetary compensation to a representative sample of Canadian financial services and retail public companies, taking into consideration a range of market capitalization. The most recent comparison was performed by an independent consulting firm, approved by the Compensation Committee, in the fall of 2008 and included the following procedures:

(i)                                   conducted individual interviews with the CEO in order to gather information related to the roles and responsibilities, as well as a personal perspective on the strengths and weaknesses, of the Company’s current performance measures and competitive position with respect to compensation practices;

(ii)                                gathered current and historical compensation information about the Company’s compensation philosophy and strategy, and reviewed all existing elements of compensation for the Executive Officers; and

(iii)                             researched other similarly situated companies as potential sources of market data. In order to gather relevant market data for consideration by the Compensation Committee, the Consulting Firm reviewed comparable positions at Canadian organizations in the financial services and retail industries. Sources: Watson Wyatt survey, Alberta Securities Commission, Government of Alberta Investment Corporation, Direct Cash, and Economic Research Institute of Canada. Data sectors used: Canada, Alberta, Private-for-Profit, Retail, Finance, 1001 to 2500 employees; and $100.1 to $250.0 million in revenue.

The Company performs a competitive market review annually and expects to use the services of an independent consulting firm every three years as a check to its regular process.

Executive Compensation Process

Each year, the CEO reviews and makes a report to the Compensation Committee which includes:

(i)                                     a general review of the Company’s operations for the year;

(ii)                                 the annual competitive market review;

(iii)                               a review of summary financial results;

(iv)                              a summary of senior executive compensation for the preceding year(s);

(v)                                the performance of the senior executives’ over the past year; and

(vi)                              compensation data concerning the most senior associates of the Company.

Taking into consideration the information provided above the CEO makes recommendations to the Compensation Committee on the executives’ compensation packages. The Compensation Committee meets to consider these recommendations and also to review compensation for the CEO.

Executive Compensation Elements

Using the Company’s compensation philosophy, executive compensation is split-out into four separate components:

	Base Salary	Bonus Program	Benefit Program(s)	Stock Options
Company Philosophy Being Met	• Competitive with other companies	• Align individual interests with Company interests • Fosters teamwork and fairness • Encourage, motivate and reward performance	• Competitive with other companies	• Competitive with other companies • Align individual interests with Shareholder interests • Encourage, motivate and reward performance

Company Objectives Being Met	• To attract and retain talented executives	• Rewards contribution to achievement of financial and non-financial goals	• To attract and retain talented executives	• Designed to encourage, motivate, retain and reward executives for achieving long term results

Determination of Amounts	• Reflects skill and level of responsibility • Takes into account market conditions and competitors	• Reflects skill and level of responsibility • Company Performance Based	• Reflects skill and level of responsibility • Takes into account market conditions and competitors	• Reflects skill and level of responsibility • Company Performance Based

Undisclosed Performance Metrics

The actual performance metrics used by the Company to determine bonus payouts are not publicly disclosed. Cash Store Financial believes that disclosure of these performance metrics, including various supporting indices and benchmarking and standards, would prejudice the Company’s interests in the market in which the Company operates. These undisclosed metrics, and their associated targets and results, are generally described rather than specifically disclosed in the relevant sections below.

Base Salary

Base salaries are established with reference to position and responsibilities, the individual’s contribution, experience and seniority and competitive market data. Base salaries are reviewed annually and adjusted if appropriate.

Bonus Program

The purpose of this component of compensation is to reward the executives and the associates for their contribution to the success of the business. The bonus programs are paid out monthly and from time to time special bonuses may be paid for performance in connection with specific projects or objectives. Cash Store Financials operations and financial results form the basis for the bonuses paid on a monthly basis. In addition, each senior executive’s contribution to the success of the business is considered, including achievement of objectives such as cost controls, strategic imperatives, risk management and enhancement of corporate reputation. Financial metrics in the objectives are largely set based on targets that meet or exceed the annual budget approved by the Board. Partially meeting objectives would result in a reduced award.

After the latest annual competitive market review was performed in the fall of 2008, the Company changed its bonus program to incorporate sharing in the Company’s profits as a large portion of executives’ bonus criteria. This change took effect on January 1, 2009 and will be reviewed on an annual basis. The compensation committee of the board approves executive bonuses plus the bonus plan for all associates.

Benefits Program

The benefits programs include a mixture of group retirement savings plan contributions, core life insurance, core disability income replacement, executive healthcare spending accounts and automobile allowances. The benefits programs available to each executive are established with reference to position and responsibilities, the individual’s contribution, experience and seniority and competitive market data.

Cash Store Financial provides executives with enhanced financial protection through a portfolio of individual life insurance, disability insurance, and an executive health care spending account. The insurance products and services are listed in the summary below as an overview.

i)               Core Life Insurance - Provides permanent life insurance at guaranteed rates for life.

ii)            Core Disability Income Replacement - Professional Plan which provides monthly income benefits upon suffering a disability that impairs the insured from performing the duties of his or her regular occupation. Premium rates and discounts are guaranteed to age 65.  Coverage includes significant upgrades not included in group LTD plans such as the addition of partial/residual disability benefits, return-to-work assistance, recovery benefits and optional renewal of the policy should they choose to work full-time past age 65.

iii)         Executive Health Care Spending Account - A sophisticated healthcare spending account that can be used to fund eligible non-insured healthcare costs. Cash Store Financial has provided a contribution to cover the insurance premium of this program. Whatever cash is left over can be used at the executive’s discretion within specific restrictions. For example, they may purchase additional insurance products to meet their personal needs, or keep the additional cash to fund uninsured medical expenses such as orthodontia.

Stock Options

The Company has longer term incentive plans in the form of stock options, which are designed to reward executives and key employees for their contribution to the financial success of Cash Store Financial and to encourage and motivate them to create shareholder value. Participation in these incentive plans is limited to executive and other associates whose roles and responsibilities directly influence the success of the Company and those associates who management have identified as having long-term succession potential.  The Company has two stock option plans which are described under the “Incentive Plan Awards” section of this document. The compensation committee of the board approves all options.

SUMMARY COMPENSATION TABLE

The following table contains information for the three most recently completed financial years ended June 30 regarding the compensation paid to or earned by the Company’s CEO and CFO and the next three most highly compensated employees whose salary and bonus earned in respect of the year ended June 30, 2009.

		Annual Compensation				Long Term Compensation
						Awards		Payouts
Name and Principal Position	Year	Salary ($)		Bonus ($)	Other Annual Compensation (1) ($)	Securities Under Options/ SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All other Compensation ($)

Gordon J. Reykdal Chairman and Chief Executive Officer	2009 2008 2007	200,000 200,000 200,000	(2) (2) (2)	1,603,126 862,622 555,453	47,314 26,032 29,819	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Nancy Bland Chief Financial Officer	2009 2008 2007	225,000 185,344 135,000		80,856 43,667 24,825	25,943 — —	Nil 85,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Barret J. Reykdal(3) President and Chief Operating Officer	2009 2008 2007	175,000 150,000 150,000		329,572 269,804 143,565	45,581 — —	Nil 20,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

S. William Johnson(4) Senior Executive Vice President	2009 2008 2007	187,497 187,500 250,000		26,946 30,000 Nil	20,865 — —	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Michael Thompson Senior Vice President and Corporate Secretary	2009 2008 2007	175,000 166,025 105,179		66,987 33,500 13,660	28,153 — —	10,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

(1)          The value of perquisites and benefits for each named executive officer does not exceed the lesser of $50,000 and 10% of the total annual salary and bonus unless specifically identified. The amounts shown are for, car allowance/vehicle lease payments and/or executive health care benefits.

(2)          All amounts shown reflect annual service fees paid by the Corporation to 424187 Alberta Inc., a company controlled by Mr. Gordon Reykdal, in connection with executive services provided by Mr. Reykdal.  See “Statement of Executive Compensation - Compensatory Arrangements”.

(3)          Mr. Barret J. Reykdal is the son of Mr. Reykdal, the Corporation’s Chairman and Chief Executive Officer.

(4)          Mr. S. William Johnson ceased providing executive services to Cash Store Financial on April 1, 2008 when he became President and CEO of Insta-Rent Inc. After Insta-Rent Inc. was sold, he then rejoined the company on October 1, 2008.  All amounts shown reflect annual service fees paid by the Corporation to SW Johnson Professional Corporation, a company controlled by Mr. S. William Johnson, in connection with executive services provided by Mr. Johnson.  See “Statement of Executive Compensation - Compensatory Arrangements”.

INCENTIVE PLAN AWARDS

Stock Options Granted

The following table shows total Cash Store Financial stock options granted to the executives during the fiscal year ending June 30, 2009:

Name	Securities, Under Options Granted (1)	Per cent of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($ - # of Options)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Dates
Gordon J. Reykdal	Nil	Nil	Nil	Nil	Nil
Nancy Bland	Nil	Nil	Nil	Nil	Nil
Barret J. Reykdal	Nil	Nil	Nil	Nil	Nil
Michael J.L. Thompson	20,000	67%	$5.40	$5.40	August 27, 2013
S. William Johnson	Nil	Nil	Nil	Nil	Nil

Year-End Option Values

The following table summarizes all stock options awarded outstanding at the end of June 30, 2009 for each NEO:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized(1) ($)	Unexercised Options at June 30, 2009		Value of Unexercised In-the- Money Options at June 30, 2009(2)
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Gordon J. Reykdal	Nil	Nil	Nil	Nil	Nil	Nil
Nancy Bland	Nil	Nil	38,333	56,667	$186,165	$296,935
Barret J. Reykdal	Nil	Nil	26,667	13,333	$97,135	69,865
Michael J.L. Thompson	Nil	Nil	3,333	26,667	$17,465	$99,535
S. William Johnson	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)          Based on the closing price on the date exercised less exercise price.

(2)          Based on closing price of $8.63 on the Toronto Stock Exchange on June 30, 2009 less the exercise price.

Stock Option Plan Information

The following table sets out information pertaining to securities authorized for issuance by the Corporation under equity compensation plans as at June 30, 2009:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security-holders	1,128,356	$4.72	916,580
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	1,128,356	$4.72	916,580

The current operative share option plan of the Corporation is the Share Option Plan approved by the Shareholders on December 14, 2005. All Options granted since approval by the Shareholders have and will be granted pursuant to the Share Option Plan.  As at June 30, 2009, the aggregate maximum number of Cash Store Financial Shares reserved for issuance for all purposes under the Share Option Plan and all other share compensation arrangements was 2,044,936 Cash Store Financial Shares (which represented 10% of the issued and outstanding Cash Store Financial Shares as at the date of approval). As of the date hereof, there are 1,128,356 Options outstanding under the Share Option Plan (which represents 6.7% of the issued and outstanding Cash Store Financial Shares) and 916,580 (which represents 5.4% of the issued and outstanding Cash Store Financial Shares) Options available to be granted under the Share Option Plan and other share compensation arrangements.  Cash Store Financial Shares in respect of which Options are not exercised shall become available for the grant of subsequent Options under the Share Option Plan.  The maximum number of Cash Store Financial Shares which, at any time, may be reserved for issuance to “insiders” of Cash Store Financial under the Share Option Plan or any other share compensation arrangement cannot exceed 10% of the Cash Store Financial Shares outstanding on the date of the grant.  Additionally the maximum number of Cash Store Financial Shares which, within any one year period, may be reserved for issuance to “insiders” under the Share Option Plan, or any other share compensation arrangement, cannot exceed 10% of the Cash Store Financial Shares outstanding on the date of the grant.  No fractional Cash Store Financial Shares may be purchased or issued under the Share Option Plan.

Previously, the shareholders of a predecessor company of the Corporation (Larkfield Capital Corp.) approved a stock option plan (the “Original Plan”), which provided for a fixed number of options that could be granted under the Original Plan.  On November 10, 2004, the Shareholders adopted a 10% “rolling” stock option plan (the “TSXV SOP”), pursuant to the rules of the TSXV, prior to the Corporation’s listing on the TSX.  Any option granted under the TSXV SOP of which no options are outstanding and the Original Plan will continue to be governed by the terms and conditions of the TSXV SOP. Options granted under the TSXV SOP may be exercised during a period not exceeding ten years, subject to earlier termination upon the termination of the optionee’s employment, upon the optionee ceasing to be an employee, senior officer, director or consultant or ceasing to have a designated relationship with the Corporation or upon the optionee retiring, becoming permanently disabled or dying.  The options are non-transferable. The TSXV SOP contains provisions for adjustment in the number of Cash Store Financial Shares issuable there under in the event of a subdivision, consolidation, reclassification or change of the Cash Store Financial Shares, a merger or other relevant change in the Corporation’s capitalization.

The major features of the Share Option Plan are summarized below.

The Board, the Compensation Committee, or another committee appointed for such purposes by the Board, may from time to time grant to directors, officers, employees and consultants of the Corporation or any subsidiary of the Corporation, as well as any management company providing services to the Corporation or any subsidiary (collectively, the “Eligible Persons”), Options to acquire Cash Store Financial Shares in such numbers, for such terms and at such exercise prices as may be determined.

The Board has the authority under the Share Option Plan to establish the Option price at the time each Option is granted, however the Option price may not be lower than the market price (the “Market Price”), i.e. the closing price of the Cash Store Financial Shares as traded on the TSX on the last trading day preceding the date on which the Option is approved by the Board. Options granted under the Share Option Plan must be exercised no later than 10 years after the date of grant.  Options are not transferable other than by will or the laws of dissent and distribution and may be exercised during the lifetime of the optionee only by the optionee.

Unless the Board determines otherwise at the time of the grant, during each 12-month period from the date of the grant of the Option, within the first three years of the grant, the optionee may take up not more than one-third of the Cash Store Financial Shares covered by the Option, with the first one-third of the Cash Store Financial Shares covered by the Option being exercisable immediately during the first 12-month period following the grant thereof; provided, however, that if the number of Cash Store Financial Shares taken up under the Option during any such 12 month period is less than the amount of the Cash Store Financial Shares that are subject to the Options which have then vested, the optionee shall have the right, at any time, or from time to time during the remainder of the term of the Option, to purchase such number of Cash Store Financial Shares subject to the Option which were purchasable, but not purchased by him or her during such 12-month period.

If an optionee ceases to be an Eligible Person for any reason whatsoever other than death, each Option held by such optionee will cease to be exercisable 30 days following the termination date (being the date on which such optionee ceases to be an Eligible Person).  If an optionee dies, the legal representative of the optionee may exercise the optionee’s Options within one year after the date of the optionee’s death but only up to and including the original option expiry date.

The Corporation provides no financial assistance to facilitate the purchase of Cash Store Financial Shares to directors, officers, employees or consultants who hold options granted under the Share Option Plan.  Subject to corporate and other applicable laws, the Corporation may permit an optionee to elect to pay the option price by authorizing a third party to sell Cash Store Financial Shares (or a sufficient portion of such Cash Store Financial Shares) acquired upon exercise of the Option and remit to the Corporation a sufficient portion of the sale proceeds to pay the entire Option price and any tax withholding resulting from such exercise.  In addition, the Option price for Cash Store Financial Shares purchased under an Option may be paid, either singly or in combination with one or more of the alternative forms of payment or such other consideration as the Board may permit.

The Share Option Plan provides that in the event of a Change of Control, all options outstanding shall be immediately exercisable.  A “Change of Control” means the occurrence of any one or more of the following events:

(i)            the sale, lease, exchange or other disposition, in a single transaction or a series of related transactions, of all or substantially all of the assets, rights or properties of the Corporation; or

(ii)           any person, entity or group of persons or entities acting jointly or in concert (an “Acquiror”) acquires or acquires control (including without limitation, the right to vote or direct the voting) of Cash Store Financial Shares, which, when added to the Cash Store Financial Shares owned of record or beneficially by the Acquiror to which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or associates and/or affiliates of the Acquiror to cast or direct the casting of 30% or more of the votes attached to all of the Corporation’s outstanding voting shares which may be cast to elect directors of the Corporation or the successor Corporation (regardless of whether a meeting has been called to elect directors).

TERMINATION AND CHANGE OF CONTROL BENEFITS

The Corporation has contracts with all of the Named Executive Officers, which contain termination and change of control benefits, details of which are provided below:

Gordon J. Reykdal

The Corporation and 424187 Alberta Ltd. (“424187”), a company controlled by Mr. Gordon J. Reykdal, Chairman and CEO of the Company, executed a Services Agreement in January 2002 in connection with executive services to be provided to the Company by Mr. Reykdal. This Agreement was updated in February 2006 with no material changes. The Agreement provides for an annual service fee of $200,000 (the “Fixed Service Fee”) and a performance bonus based on 5% of the pre-tax profits of the Company. In addition, the Company shall pay, or 424187 shall be reimbursed, as applicable, for all travel and other expenses actually and reasonably incurred in connection with the performance of the executive services provided under this Agreement, provided that 424187 shall furnish to the Company statements and vouchers therefore as and when reasonably required by the Corporation. The Agreement contains customary non-compete and non-solicitation provisions, which provide that, upon termination, neither Mr. Reykdal nor 424187 are permitted to solicit customers or employees of the Company for a period of 12 months.

Barret J. Reykdal

The Employment Agreement for Barret Reykdal was originally signed April 22, 2005. This Agreement was updated in February 2006 with no material changes. The Agreement was amended in 2008 to provide for an annual base salary of $175,000 and a performance bonus based on 1% of the pre-tax Branch Operating Income (BOI) less Regional expenses of the Company. The Agreement contains customary non-compete and non-solicitation provisions, which indicate that, upon termination, Mr. Barret Reykdal is not permitted to solicit customers or employees of the Company for a period of 12 months.

The termination clause is as follows: “The employer many also terminate the employment of the employee hereunder at any time without cause, by prior written notice given to the employee. In the event of the termination of the employee’s employment pursuant to this subsection, the employer shall pay to the employee: An aggregate amount equal to his salary, if unpaid, up to and including the effective time of termination; and an amount equal to one times the employee’s average monthly compensation based on the previous three months’ compensation; with an overall minimum of twelve times the employee’s average monthly compensation based on the previous three  months’ compensation; and the present worth of all employee benefits as herein referred to which the employee would have received or which would have been available to the employee for a period of twelve months if termination occurs within six months of the commencement of the term, otherwise twelve months to an overall maximum of twelve months from the effective date of termination.

Nancy Bland

The Employment Agreement for Nancy Bland was originally signed August 20, 2006. This Agreement was updated in August 2008 post Ms. Bland being promoted to Chief Financial Officer on October 1, 2007. The Agreement provides for an annual base salary of $225,000 and participation in a performance bonus based on the bonus program described previously in this document. The Agreement contains customary non-compete and non-solicitation provisions, which indicate that, upon termination, Ms. Bland is not permitted to solicit customers or employees of the Company for a period of 12 months.

The termination clause is as follows: The employer many also terminate the employment of the employee hereunder at any time without cause, by prior written notice given to the employee. In the event of the termination of the employee’s employment pursuant to this subsection, the employer shall pay to the employee: an aggregate amount equal to her salary, if unpaid, up to and including the effective time of termination; and an amount equal to one times the employee’s average monthly compensation based on the previous three months’ compensation; with an overall minimum of nine times the employee’s average monthly compensation based on the previous three months’ compensation; and the present worth of all employee benefits as herein referred to which the employee would have received or which would have been available to the employee for a period of nine months if termination occurs within six months of the commencement of the term, otherwise nine months to an overall maximum of nine months from the effective date of termination.

Michael J.L. Thompson

The Employment Agreement for Michael J.L. Thompson was originally signed November 6, 2006. This Agreement was updated in August 2008 with his promotion to Senior Vice President and Corporate Secretary and no other material changes. The Agreement provides for an annual base salary of $175,000 and participation in a performance bonus based on the bonus program described previously in this document. The Agreement contains customary non-compete and non-solicitation provisions, which indicate that, upon termination, Mr. Thompson is not permitted to solicit customers or employees of the Company for a period of 12 months.

The termination clause is as follows: The employer many also terminate the employment of the employee hereunder at any time without cause, by prior written notice given to the employee. In the event of the termination of the employee’s employment pursuant to this subsection, the employer shall pay to the employee: an aggregate amount equal to his salary, if unpaid, up to and including the effective time of termination; and an amount equal to one times the employee’s average monthly compensation based on the previous three months’ compensation; with an overall minimum of nine times the employee’s average monthly compensation based on the previous three months’ compensation; and the present worth of all employee benefits as herein referred to which the employee would have received or which would have been available to the employee for a period of nine months if termination occurs within six months of the commencement of the term, otherwise nine months to an overall maximum of nine months from the effective date of termination.

S.W. (Bill) Johnson

The Company and S.W. Johnson Professional Corporation (“SWJPC”), a company controlled by Mr. S. William Johnson, Senior Executive Vice President of the Company, executed a Services Agreement in October 2008 in connection with executive services to be provided to the Company by Mr. Johnson. The Agreement provides for an annual service fee of $250,000 (the “Fixed Service Fee”) and a bonus based on a combination of Company profitability and certain performance initiatives being achieved. In addition, the Company shall pay, or SWJPC shall be reimbursed, as applicable, for all travel and other expenses actually and reasonably incurred in connection with the performance of the executive services provided under this Agreement, provided that SWJPC shall furnish to the Company statements and vouchers therefore as and when reasonably required by the Company. The Agreement contains customary non-compete and non-solicitation provisions, which provide that, upon termination, neither Mr. Johnson nor SWJPC are permitted to solicit customers or employees of the Company for a period of 12 months.

In the event that the executive services of Mr. Johnson are terminated by the Company, other than for cause, the Company shall pay to SWJPC a termination payment, on or before the last day that services are provided (the “Termination Date”), consisting of a lump sum cash amount equal to one times SWJPC’s average monthly compensation (that is the Fixed Services fee plus bonuses) based on the previous three months compensation with an overall minimum of twelve times SWJPC’s average monthly compensation as determined above.

DIRECTORS’ COMPENSATION

Director Compensation Table

In conducting its annual benchmarking of compensation, the Compensation Committee relates the mix and level of compensation for directors to the mix and level for directors of a comparator group consisting of Canadian public companies of similar size and profitability. After reviewing the market data and applying the compensation principles adopted by the Company, the Compensation Committee makes its recommendations to the Board of Directors.

The members of the Compensation Committee as at June 30, 2009 were Ed McClelland (Chair), Mickey Dunn and Robert Gibson, all of whom are “independent” directors of the Company.

2009 Retainer and Meeting Fees Schedule

Board Member Name	Annual Salary $	Stipend Fee (scheduled meetings w/ Personal Attendance (1) $	Stipend Fee (scheduled meetings w/ Telephone Attendance (1) $	Stipend Fee Special meetings(1) $	Additional Fees or Bonus $
Gordon Reykdal	Nil	Nil	Nil	Nil	Nil
Brian Hesje (Lead Director)	24,000	1,500	750	1,500	8,000
Ed McClelland (Compensation Committee Chair)	24,000	1,500	750	1,500	5,000
Bob Gibson (Governance Committee Chair)	24,000	1,500	750	1,500	5,000
Ron Chicoyne	24,000	1,500	750	1,500	Nil
Al Mondor (Audit Committee Chair)	24,000	1,500	750	1,500	8,000
Mickey Dunn	24,000	1,500	750	1,500	Nil

Notes:

(1)          These fees were implemented during the fiscal year ended June 30, 2009 for meetings after January 1, 2009.

A.            Standard Compensation Arrangements

Directors are compensated for their services through a combination of annual retainers and Options. For the year ended June 30, 2009, each director, excluding Mr. Gordon Reykdal who is an officer of the Corporation, was paid an annual retainer of $24,000. Additional annual retainer fees were also paid to directors who served as Committee chairs. The Corporation’s Lead Director and Audit Committee Chair were each paid an additional annual retainer of $8,000. The Compensation Committee Chair, and Corporate Governance and Nominating Committee Chair were each paid an additional annual retainer of $5,000. For personal attendance at scheduled meetings, directors are paid a stipend of $1,500 per meeting ($750 if attended by telephone). For the year ended June 30, 2009, each non-management director was also granted 25,000 Options on June 24, 2009.   On August 27, 2008 Mickey Dunn, Brian Hesje and Ed McClelland was also granted 25,000 Options. These options vest at the end of three years, expire in five years and have an exercise price of $7.25 and $5.40 respectively.

B.            Other Arrangements

Mr. Edward C. McClelland received compensation of $40,000 for his involvement with The Cash Store Pty. in Australia.  None of the other directors of Cash Store Financial were compensated in their capacity as directors by Cash Store Financial during the financial year ended June 30, 2009 pursuant to any other arrangement or in lieu of any standard compensation arrangement.

C.            Compensation for Services

None of the directors of the Corporation were compensated for services rendered to the Corporation in any other capacity during the financial year ended June 30, 2009, other than as set out elsewhere in this management information circular.

Actual compensation received by the Cash Store Financial directors for the year ended June 30, 2009, including meeting fees, board retainers and stock grants, are outlined in the table below.

	Salary ($)	Attendance Fees ($)	Chair Fees ($)	Total Monetary Compensation ($)	Board Meetings Attended	Stock Options Granted
Gordon J. Reykdal	Nil	Nil	Nil	Nil	5	Nil
Brian Hesje	24,000	6,000	8,000	38,000	4	25,000
Ed McClelland	24,000	4,450	5,000	33,450	4	25,000
Bob Gibson	24,000	5,250	5,000	34,250	4	25,000
Ron Chicoyne	24,000	7,500	Nil	31,500	5	25,000
Al Mondor	24,000	7,500	8,000	39,500	5	25,000
Mickey Dunn	24,000	6,750	Nil	30,750	5	25,000

Share-Based Awards

The following table summarizes all stock options awarded outstanding at the end of June 30, 2009 for each Cash Store Financial director.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized(1) ($)	Unexercised Options at June 30, 2009		Value of Unexercised In-the- Money Options at June 30, 2009(2)
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Gordon J. Reykdal	Nil	Nil	Nil	Nil	Nil	Nil
Brian Hesje	50,000	235,500	25,000	50,000	88,916	180,584
Ed McClelland	Nil	Nil	25,000	75,000	88,916	215,084
Bob Gibson	Nil	Nil	8,333	41,667	34,832	104,168
Ron Chicoyne	Nil	Nil	8,333	41,667	34,832	104,168
Al Mondor	Nil	Nil	8,333	41,667	34,832	104,168
Mickey Dunn	50,000	207,100	25,000	75,000	88,916	215,084

Notes:

(1)          Based on the closing price on the date exercised less exercise price.

(2)          Based on closing price of $8.63 on the Toronto Stock Exchange on June 30, 2009 less the exercise price.

Directors who are employees receive no additional compensation for serving on the Board or its committees.

Report on Executive Compensation

When determining the compensation of Cash Store Financial’s executive officers, including the Named Executive Officers, the Compensation Committee considers the objectives of: (i) recruiting and retaining the executives and senior management critical to the success of Cash Store Financial and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and shareholders of Cash Store Financial; and (iv) rewarding performance, both on an individual basis and with respect to the business in general.  In order to achieve these objectives, the compensation paid to executive officers consists of base salary, performance-based bonus and long-term incentive in the form of stock options.

The compensation of the Corporation’s Chairman and Chief Executive Officer, Gordon J. Reykdal, was established in January 2002 pursuant to a service agreement which was approved by the Board of Directors at the time.  This agreement was updated and approved by the Compensation Committee in February 2006 with no material changes.  Under the terms of this agreement, Mr. Reykdal is entitled to an annual service fee of $200,000 and a performance bonus based on 5% of the pre-tax profits of the Corporation.

The base salary for each of the other executive officers is determined by an assessment of such executive officers’ performance, a consideration of competitive compensation levels in companies similar to the Corporation, and a review of the performance of the Corporation as a whole and the role such executive officer played in such corporate performance. Executive officers and employees involved in operations are eligible for bonuses based on (i) business growth, and (ii) a percentage of the pre-tax profits earned by their area of responsibility. Administrative officers and employees are eligible for a bonus based on a percentage of their base salary taking into consideration their personal performance and the corporate financial performance.

The Compensation Committee takes an active role in the establishment and monitoring of compensation for executive officers that are related to Gordon J. Reykdal, the Corporation’s Chairman and Chief Executive Officer. Mr. Reykdal’s son, Barret J. Reykdal, is the President and Chief Operating Officer of the Corporation and Mr. Reykdal’s son-in-law, Cameron Schiffner, is a Vice President of Operations in the Corporation.

The foregoing report has been submitted by:	William C. (Mickey) Dunn (Chair)
Edward C. McClelland

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return for Cdn$100 invested in Cash Store Financial Shares on June 30, 2002 against the cumulative total shareholder return of the S&P/TSX Composite Index for the seven most recently completed financial years of Cash Store Financial, assuming the reinvestment of all dividends.

The dollar amounts indicated in the graph above and in the chart below are as of June 30:

	2002	2003	2004	2005	2006	2007	2008	2009
The Cash Store Financial Services Inc.	$100	$113	$159	$2,500	$672	$538	$493	$1,027
S&P/TSX Composite Index	$100	$98	$120	$139	$163	$195	$211	$157

Indebtedness of Directors and Executive Officers

None of the directors or executive officers or the Corporation, any of the proposed nominees for election as a director of the Corporation, or any associate of any such director, executive officer or proposed nominee, is, as of the date hereof, or has been, during the financial year ended June 30, 2009, indebted to the Corporation or any of its subsidiaries in connection with the purchase of securities or otherwise, except as disclosed herein.  In addition, no indebtedness of these persons to another has been subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

Interest of Informed Persons in Material Transactions

Except as set out herein, no “informed person” of the Corporation, as such term is defined in National Instrument 51-102 Continuous Disclosure Obligations, or any proposed director of the Corporation or any of their associates or affiliates, had any material interest, direct or indirect, in any transaction since the beginning of the Corporation’s last completed fiscal year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

Appointment of Auditors

Unless such authority is withheld, the persons named in the enclosed form of proxy intend to vote for the appointment of KPMG LLP, Chartered Accountants, as the auditors of the Corporation, to hold office until the next annual meeting of shareholders, at a remuneration to be fixed by the directors.  KPMG LLP was first appointed as auditors of the Corporation on January 17, 2002.

Statement of Corporate Governance Practices

The Corporation and the Board recognize the importance of corporate governance to the effective management of the Corporation and to the protection of its employees and shareholders and have been continually enhancing the Corporation’s corporate governance practices.  The Corporation’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Corporation are effectively managed so as to enhance shareholder value.

The Corporation’s corporate governance disclosure pursuant to National Instrument 58-101 Corporate Governance Practices is attached as Schedule “A” to this management information circular.  This disclosure statement, including Schedule “A”, has been approved by the Board.

Audit Committee

Information regarding the Corporation’s Audit Committee is contained in the Corporation’s annual information form dated August 26, 2009 under the heading “Audit Committee Information” and a copy of the Audit Committee Charter is attached to the annual information form as Schedule “A”.  The Corporation’s annual information form is available on SEDAR at www.sedar.com.

GENERAL PROXY MATTERS

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by management to be used at the Meeting. Solicitations of proxies will be primarily by mail, but may also be by newspaper publication, in person or by telephone, fax or oral communication by directors, officers, employees or agents of Cash Store Financial who will be specifically remunerated therefore. All costs of the solicitation will be borne by Cash Store Financial.

Appointment and Revocation of Proxies

Accompanying this Information Circular is a form of proxy printed on blue paper for use at the Meeting.

The Persons named in the enclosed form of proxy are directors or officers of Cash Store Financial. A Shareholder wishing to appoint a Person (who need not be a Shareholder) to represent such Shareholder at the Meeting other than the Persons designated in the accompanying form of proxy may do so either by inserting such Person’s name in the blank space provided in the appropriate form of proxy or by completing another form of proxy and in either case sending or delivering the completed form of proxy to Computershare Investor Services Inc., Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1.  A form of proxy must be received by Computershare Trust Company of Canada at or prior to 10:00 a.m. (Edmonton time) on the second to last Business Day immediately preceding the day of the Meeting, or any adjournment(s) or postponement(s) thereof. Failure to so deposit a form of proxy shall result in its invalidation.

A Shareholder who has given a form of proxy may revoke it as to any matter on which a vote has not already been cast pursuant to its authority by an instrument in writing executed by such Shareholder or by his attorney duly authorized in writing or, if the Shareholder is a corporation, by an officer or attorney thereof duly authorized and deposited either at the above-mentioned office of Computershare Trust Company of Canada on or before the last Business Day preceding the day of the Meeting, or any adjournment(s) or postponement(s) thereof, or with the chairman of the Meeting on the day of the Meeting, or any adjournment(s) or postponement(s) thereof.

The Board of Directors has fixed the Record Date for the Meeting as the close of business on September 19, 2009. Shareholders of record as at the Record Date are entitled to receive notice of, to attend and to vote at the Meeting, or any adjournment(s) or postponement(s) thereof, except that a Person who has acquired Cash Store Financial Shares subsequent to such date will be entitled to vote such Cash Store Financial Shares, instead of the holder of record on the Record Date, upon making a written request, not later than 10 days preceding the date of the Meeting, to Computershare Trust Company of Canada, at the above-mentioned office, to be included on the list of Shareholders entitled to vote at the Meeting, or any adjournment(s) or postponement(s) thereof and establishing ownership of such Cash Store Financial Shares.

Signature of Proxy

The form of proxy must be executed by the Shareholder or his attorney authorized in writing, or if the Shareholder is a corporation, the form of proxy should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated. A proxy signed by a Person acting as attorney or in some other representative capacity should reflect such Person’s capacity following his signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with Cash Store Financial).

Voting of Proxies

The Persons named in the accompanying form of proxy will vote the Cash Store Financial Shares in respect of which they are appointed in accordance with the direction of the Shareholder appointing them. In the absence of such direction, such Cash Store Financial Shares will be voted FOR: (i) the election of the management nominees as directors of Cash Store Financial and (ii) the appointment of KPMG LLP, Chartered Accountants, as auditors of Cash Store Financial and the authorization of the Board of Directors to fix the remuneration of the auditors.

Non-Registered Shareholders

Voting by Non-Registered Shareholders

Only registered Shareholders of Cash Store Financial or the persons they appoint as their proxies are permitted to vote at the Meeting.  Most Shareholders of Cash Store Financial are “non-registered” Shareholders (“Non-Registered Shareholders”) because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust corporation through which they purchased the shares.  Cash Store Financial Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the Cash Store Financial Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.  In accordance with applicable securities law requirements, Cash Store Financial will have distributed copies of the Notice of Meeting, this management information circular, the form of proxy and the supplemental mailing list return card (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them.  Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders.  Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(i)                                     be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service corporation, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow.  Typically, the voting instruction form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information.  In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service corporation in accordance with the instructions of the Intermediary or its service corporation; or

(ii)                                  be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy.  In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Corporation, c/o Computershare Investor Services Inc., Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Cash Store Financial Shares they beneficially own.  Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided.  In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote which is not received by the Intermediary at least seven (7) days prior to the Meeting.

Exercise of Discretion of Proxy

The enclosed form of proxy confers discretionary authority upon the Persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting and this Information Circular and with respect to other matters that may properly come before the Meeting. At the date of this Information Circular, management knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

Voting Cash Store Financial Shares and Principal Holders Thereof

As at the date hereof, 16,683,494 Cash Store Financial Shares were issued and outstanding.  Each Cash Store Financial Share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting.  The record date for the determination of Shareholders entitled to receive notice of the Meeting has been fixed at September 24, 2009.  In accordance with the provisions of the OBCA, the Corporation will prepare a list of holders of Cash Store Financial Shares as of such record date.  Each holder of Cash Store Financial Shares named in the list will be entitled to vote the shares shown opposite his or her name on the list at the Meeting, except to the extent that (a) the Shareholder has transferred any of his or her shares after the record date, and (b) the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he or she owns such shares and demands not later than 10 days prior to the Meeting that his or her name be included in the list before the Meeting, in which case the transferee is entitled to vote his or her shares at the Meeting. All such holders of Cash Store Financial Shares of record as of the time of the Meeting are entitled either to attend and vote thereat in person the respective Cash Store Financial Shares held by them or, provided a completed and executed proxy shall have been delivered to the registered office of the Corporation or its transfer agent within the time specified in the attached Notice of Meeting, to attend and vote thereat by proxy the respective Cash Store Financial Shares held by them.

To the knowledge of the directors and executive officers of the Corporation, as of the date hereof, the only persons or companies that beneficially own, directly or indirectly, or control or direct voting securities of the Corporation carrying more than 10% of the voting rights attached to the voting securities of the Corporation are as follows:

Name	Number of Common Shares		Percentage of Outstanding Common Shares
424187 Alberta Inc.
Edmonton, Alberta	3,590,500	(1)	21.5%

Note:

(1)                                  These shares are directly owned by Mr. Gordon Reykdal (83,800 shares), Mr. Reykdal’s spouse (21,700 shares) and 424187 Alberta Inc. (3,485,000 shares), a company beneficially owned by Mr. Reykdal’s spouse for which Mr. Reykdal is the President and Chief Executive Officer of the Corporation.

Procedure and Votes Required

Election of Directors

On any ballot that may be called relating to the election of directors, the Persons named as proxies in the enclosed form of proxy intend to vote the Cash Store Financial Shares represented by proxies in favour of management nominees for the election of such Persons as directors of Cash Store Financial, unless a Shareholder has specified in his proxy that his Cash Store Financial Shares are to be withheld from voting for the election of directors. In the event that any vacancies occur in the slate of such nominees, the Persons named as proxies in the enclosed form of proxy intend to vote the Cash Store Financial Shares represented by such proxies for the election of such other persons as directors in accordance with the best judgment of management. Each Shareholder will be entitled to one vote for each Cash Store Financial Share held. The resolution respecting the election of directors must be approved at the Meeting by more than 50% of the votes cast by Shareholders voting, in person or by proxy, at the Meeting. See “Cash Store Financial Annual Meeting Matters — Election of Directors”.

Appointment of Auditors

On any ballot that may be called relating to the appointment of auditors and the authorization to fix their remuneration, the Persons named as proxies in the enclosed form of proxy intend to vote the Cash Store Financial Shares represented by proxies in favour of the appointment of the firm of KPMG LLP, Chartered Accountants, as the auditors of Cash Store Financial and the authorization to the directors of Cash Store Financial to fix the remuneration of the auditors, unless a Shareholder signing such proxy has specified otherwise. Each Shareholder will be entitled to one vote for each Cash Store Financial Share held. The resolution respecting the appointment of auditors must be approved at the Meeting by more than 50% of the votes cast by Shareholders voting, in person or by proxy, at the Meeting. See “Cash Store Financial Annual Meeting Matters — Appointment of Auditors”.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available at www.sedar.com.  Shareholders may obtain additional copies of the Corporation’s financial statements and management’s discussion and analysis for the financial year ended June 30, 2009 by written request addressed to: The Cash Store Financial Services Inc., Attention: Chief Financial Officer, 17631-103 Avenue, Edmonton, Alberta T5S 1N8, or by email (information@CSFinancial.ca).  Financial information regarding the Corporation is provided in its comparative consolidated financial statements and management’s discussion and analysis for the financial year ended June 30, 2009.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Management is not aware of any matters to come before the Meeting other than those set forth in the notice of Meeting.  If other matters properly come before the Meeting, it is the intention of the person named in the accompanying form of proxy to vote the Cash Store Financial Shares represented thereby in accordance with his or her best judgment on such matters.

BOARD APPROVAL AND STATEMENTS OF DIRECTORS

This Information Circular contains information as at August 28, 2009, except where another date is specified.  The contents of this Information Circular have been approved and its mailing authorized by the Board of Directors of Cash Store Financial.

BY ORDER OF THE BOARD OF DIRECTORS OF THE CASH STORE FINANCIAL SERVICES INC.

(Signed) Gordon J. Reykdal
Gordon J. Reykdal
Chairman and Chief Executive Officer

SCHEDULE “A”

CORPORATE GOVERNANCE DISCLOSURE

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Corporation. The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision-making.

National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”) establishes corporate governance guidelines which apply to all public companies. National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) mandates disclosure of corporate governance practices in Form 58-101F1, which disclosure is set out in this Schedule “A”.

1.             Board of Directors

The Board is comprised of seven (7) directors.

NP 58-201 suggests that a board of directors should be comprised of a majority of individuals who qualify as “independent” (as defined in NI 58-101) directors.  NI 58-101 provides that a director is independent if he or she has no direct or indirect “material relationship” with the company. A “material relationship” is defined as a relationship which, in the view of an issuer’s board of directors, could be reasonably expected to interfere with the exercise of a director’s independent judgment. Of the proposed nominees, Gordon J. Reykdal, Chairman and CEO of the Corporation, is a member of management. Each of the remaining six (6) current directors are considered by the Board to be “independent”, within the meaning of MI 52-110. The consultant to the Board is also considered by the Board to be an “independent” within the meaning of MI 52-110. Accordingly, a majority of the Corporation’s directors are independent.

The following directors of the Corporation are directors of other reporting issuers:

•                  William C. Dunn is a director of Precision Drilling Trust, True Energy Inc. and Vero Energy Inc.;

•                  Robert Gibson is a director of Precision Drilling Corporation and Precision Drilling Trust.

The independent members of the Board to date have held regularly scheduled meetings at which the non-independent members of the Board and management were not in attendance. However, the independent directors hold informal discussions and have the ability to meet independent of management when deemed necessary. The Audit Committee of the Board of Directors does meet regularly with the Corporation’s external auditors, without management present, to discuss significant risks or exposures, internal controls and the completeness and accuracy of the Corporation’s financial statements.

The Board Chair is Gordon J. Reykdal. Mr. Reykdal is also the Chief Executive Officer of the Corporation and therefore not independent. J. Albert (Al) Mondor has been appointed as Lead Director of the Board. The role of the Lead Director is to assist the Board in effectively discharging its duties, responsibilities and obligations and to be satisfied that the Board functions independently of management. The responsibilities of the Lead Director include:

•                  being satisfied that the Board is alert to its obligations to the Corporation’s shareholders;

•                  assisting the Chair in establishing the frequency of Board meetings;

•                  assisting the Chair in setting agendas;

•                  liaising and communicating with all members of the Board and the committee chairs to co-ordinate input from all members of the Board, and optimize the effectiveness of the Board and its committees;

•                  being satisfied that the Board receives adequate and regular updates from the Chair on all issues important to the welfare and future of the Corporation;

•                  collaborating with the Chair to ensure information requested by members of the Board or committees of the Board is provided and meets their needs;

•                  reviewing conflict of interest issues with respect to members of the Board as they arise; and

•                  chairing in camera meetings of the Board, without management present, at every Board meeting.

The attendance record of each director of the Corporation for all Board of Directors meetings for which they were a director or consultant in the Corporation’s most recently completed financial year is as follows:

•                  William C. Dunn attended 5 of 5 meetings.

•                  Brian W. Hesje attended 4 of 5 meetings.

•                  Gordon J. Reykdal attended 5 of 5 meetings.

•                  Edward C. McClelland attended 4 of 5 meetings.

•                  Al Mondor attended 5 of 5 meetings.

•                  Robert Gibson attended 4 of 5 meetings.

•                  Ron Chicoyne attended 5 of 5 meetings.

2.             Mandate of the Board

The Board has adopted a written mandate which is attached hereto as Appendix “A”.

3.             Position Descriptions

The Board has adopted written position descriptions for the Chair of the Board, the Lead Director, and the Chair of each board committee. The Board has also adopted a written position description for the CEO.

4.             Orientation and Continuing Education

The Corporation’s Corporate Governance and Nominating Committee is primarily responsible for the orientation and continuing education of Board members. New directors are briefed on the role of the Board, its committees, and its directors and are provided with a Director’s manual. New Directors are also provided with information about the Corporation and briefed on the Corporation’s strategic plan, annual and long-term corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing Corporation policies.  Board members are encouraged to meet and communicate with management, auditors and technical consultants to keep themselves current with the Corporation, industry trends and developments and changes in legislation, with management’s assistance. Board members have full access to the Corporation’s records.

Continuing education is provided to directors through provision of literature in respect of corporate governance developments. Board members are also encouraged to enrol in corporate governance seminars and courses.

5.            Ethical Business Conduct

The Corporation has adopted a written Code of Business Conduct and Ethics. A copy of this code is available on SEDAR at www.sedar.com or by written request addressed to: Cash Store Financial Inc., Attention: Chief Financial Officer, 17631-103 Avenue, Edmonton, Alberta T5S 1N8, or by email (information@CSFinancial.ca).

The Corporation’s Corporate Governance and Nominating Committee are responsible for monitoring compliance with the Code.  To monitor compliance, directors, officers and management, and from time-to-time employees of the Corporation, are asked to verify their compliance with the Code annually.

To ensure the directors exercise independent judgment in considering transactions and agreements in which a director or officer has a material interest, all such matters are considered and approved by the independent directors.

The Board and senior officers believe that the Corporation’s “tone at the top” core values and code of conduct encourages and promotes a culture of ethical business conduct. The Corporation has also adopted the core values of “Honesty, Integrity, Loyalty and Teamwork” and established simple and direct principles of: respect your customers; respect your associates; respect yourself; and respect the law. The core values and principles are displayed in all branches and discussed as part of each new employee’s orientation.

The Corporation has adopted a Whistleblower Policy, which provides procedures for employees to raise concerns or questions regarding questionable accounting matters, auditing matters or violations of the Corporation’s Code of Business Conduct and Ethics. The Corporation has also adopted a Timely Disclosure, Confidentiality and Insider Trading Policy.

6.             Nomination of Directors

The Corporate Governance and Nominating Committee of the Board is responsible for establishing the qualifications and skills necessary for members of the Board and procedures for identifying possible nominees who meet these criteria and who are likely to bring to the Board the skills and qualifications the Board needs as a whole.  The Committee is also responsible for establishing an appropriate review and selection process for new nominees to the Board as well as analyzing the needs of the Board relating to current or future vacancies on the Board and identifying and recommending nominees who meet such needs.  The identification and recruitment of new directors is carried on informally through business and industry contacts of the Corporation’s directors and officers.

The Corporate Governance and Nominating Committee is currently comprised of three directors. To encourage an objective nomination process, members of the Committee are asked not to participate in any meetings or portions of meetings or vote on matters, as the case may be, where they, either directly or indirectly, may be considered not to be independent.

7.             Compensation

The Compensation Committee is responsible for reviewing and approving and then recommending to the Board compensation for the Directors of the Corporation, the Chief Executive Officer and other members of the Corporation’s senior management team, administering the Corporation’s compensation plans, including stock options, directors’ compensation plans and such other compensation plans or arrangements as adopted by the Corporation from time-to-time, researching and identifying trends in employment benefits as well as establishing and conducting periodic reviews of the Corporation’s policies in the area of management benefits and perquisites.  The Compensation Committee meets at least once annually.  Unless such matters are delegated specifically to the Compensation Committee, the Committee shall only make recommendations to the Board for its consideration and approval, if appropriate. In determining the compensation for directors and officers, the Compensation Committee considers comparative industry data and whether compensation arrangements promote the creation of shareholder value.

The Compensation Committee is comprised entirely of independent directors.

For information relating to the Compensation Committee’s report on executive compensation, see “Report on Executive Compensation” above.

8.             Other Board Committees

Committees of the Board are an integral part of the Corporation’s governance structure. There are three standing committees (the “Committees”) established to devote the necessary expertise and resources to particular areas, and to enhance the quality of discussion at Board meetings. The Committees facilitate effective Board decision-making by providing recommendations to the Board on matters within their respective responsibilities. The Board believes that the Committees assist in the effective functioning of the Board and that the composition of the Committees should ensure that the views of independent directors are effectively represented.

The three Committees of the Board are the Compensation Committee, the Corporate Governance and Nominating Committee, and the Audit Committee.  Please see “Compensation” above for a discussion of the Compensation Committee.

Corporate Governance and Nominating Committee

In addition to its nominating functions discussed above under “Nomination of Directors”, the Corporate Governance and Nominating Committee is also responsible for assessing and improving the Corporation’s governance policies. In particular, the Committee’s governance responsibilities also include an annual review and revision of its charter as necessary with the approval of the Board, reviewing, on a periodic basis, the size and composition of the Board and ensuring that an appropriate number of independent directors sit on the board, facilitating the independent functions of the Board and the maintenance of an effective relationship between the Board and management of the Corporation; reviewing and assessing the effectiveness of the Board, its committees and individual directors; and reviewing the quality of the Corporation’s governance and suggesting changes to the Corporation’s governance practices.

Audit Committee

The Audit Committee assists the Board in fulfilling its responsibilities relating to the Corporation’s corporate accounting and reporting practices. The Audit Committee is responsible for ensuring that management has established appropriate processes for monitoring the Corporation’s systems and procedures for financial reporting and controls, reviewing all financial information in disclosure documents; monitoring the performance and fees and expenses of the Corporation’s external auditors and recommending external auditors for appointment by shareholders. The Audit Committee is also responsible for reviewing the Corporation’s quarterly and annual financial reports prior to approval by the Board and release to the public. The Audit Committee also meets periodically in private with the Corporation’s external auditors to discuss and review specific issues as appropriate. The Audit Committee is currently comprised entirely of independent directors.

9.             Assessments

The Corporate Governance and Nominating Committee of the Board is responsible for assessing the effectiveness and contributions of the Board as a whole, its committees and individual directors. The members are asked annually to rate items such as structure and size of the Board and each committee, the knowledge and diversity of membership as well as the quality and timeliness of information received for discussion and the overall effectiveness in decision-making. All members complete questionnaires that are forwarded to the Chair of the Corporate Governance and Nominating Committee. The Chair compiles the results and prepares a single document that includes any comments that may have been forwarded. The anonymity of any particular submitter is maintained with the aggregate results presented to the Corporate Governance and Nominating Committee for discussion and action if required. The results are then communicated to the full Board for discussion and recommendations as necessary.

APPENDIX “A”

MANDATE OF THE BOARD

I.                                         PURPOSE

The Board of Directors is responsible for the stewardship of the business and for acting in the best interests of the Company and its shareholders. The Board of Directors will discharge its responsibilities directly and through its committees, currently consisting of the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee.  The Board of Directors shall meet at least quarterly to review the business operations, corporate governance and financial results of the Company.  Meetings of the Board of Directors shall also include regular meetings of the independent members of the Board without management being present.

II.            COMPOSITION AND MEETINGS

The Board of Directors shall be constituted at all times of a majority of independent directors in accordance with Multilateral Instrument 58-201.  A director is considered to be “independent” if he or she has no direct or indirect material relationship which could in the view of the Board of Directors reasonably interfere with the exercise of a director’s independent judgment.  Notwithstanding the foregoing, a director shall be considered to have a material relationship with the Company (and therefore shall be considered a “dependent” director) if he or she falls in one of the categories listed in Schedule “I” attached hereto. Any non-independent director will be asked not to participate in any meetings or portions of meetings or vote on matters, as the case may be, which relate to matters where they, either directly or indirectly, may not be independent.

The Chair of the Board of Directors will be selected amongst the directors of the Company who have a sufficient level of experience with corporate governance issues to ensure the leadership of the Board. The Chair will be selected annually at the first meeting of the Board following the annual general meeting of shareholders.

The Chair shall preside at all meetings of the Board, unless the Chair is not present, in which case the members of the Board shall designate from among the independent members present the Chair for purposes of the meeting.

Agendas, approved by the Chair, shall be circulated to Board members along with background information on a timely basis prior to the Board meetings.

Quorum for the transaction of business at any meeting of the Board shall be a majority of the number of members of the Board or such greater number as the Board shall by resolution determine.

At all meetings of the Board every question shall be decided by a majority of the votes cast. In the case of equality of votes, the Chairperson of the meeting shall not be entitled to a second or casting vote.

Meetings of the Board of Directors shall be held at least quarterly and from time to time as the Board, the Chair of the Board, or any two directors shall determine upon 48 hours notice to each of its members.  The notice period may be waived by a quorum of the Board of Directors.

III.                                 RESPONSIBILITIES

The Board of Directors’ mandate is the stewardship of the Company and its responsibilities include, without limitation to its general mandate, the following specific responsibilities:

•                  The assignment to the various committees of directors the general responsibility for developing the Company’s approach to: (i) corporate governance and nomination of directors related issues; (ii) financial reporting and internal controls; and (iii) issues relating to compensation of officers and employees.

•                  The Board shall have the sole authority to retain and terminate any advisors (legal, accounting or otherwise) to be used to assist in carrying out the Board’s duties and responsibilities and shall have the sole authority to approve the consultant’s fees and other retention terms.

•                  With the assistance of the Corporate Governance and Nominating Committee:

•                                         Developing the Company’s approach to corporate governance, including developing a set of corporate governance principles and guidelines specific to the Company.

•                                         Reviewing the composition of the Board of Directors and ensuring it respects its independence criteria.

•                                         Satisfying itself as to the integrity of the Chief Executive Officer and other senior officers and that such officers create a culture of integrity throughout the organization.

•                                          The assessment, at least annually, of the effectiveness of the Board of Directors as a whole, the committees of the Board of Directors and the contribution of individual directors, including, consideration of the appropriate size of the Board of Directors.

•                                         Ensuring that an appropriate review selection process for new nominees to the Board of Directors is in place.

•                                         Ensuring that an appropriate orientation and education program for new members of the Board of Directors is in place.

•                                          Approving disclosure and securities compliance policies, including communications policies of the Company.

•                  With the assistance of the Audit Committee:

•                                         Recommending the appointment of the auditors and assessing the performance of the auditors.

•                                         Satisfy itself that adequate procedures are in place to ensure the integrity of the Company’s internal controls and management information systems.

•                                         Satisfy itself that adequate procedures are in place to ensure the Company’s ethical behaviour and compliance with laws and regulations, audit and accounting principles and the Company’s own governing documents.

•                                         Identifying the principal risks of the Company’s business and ensuring that appropriate systems are in place to manage these risks.

•                                         Reviewing and approving significant operational and financial matters and the provision of direction to management on these matters.

•                                        As required and agreed upon, providing assistance to shareholders concerning the integrity of the Company’s reported financial performance.

•                  With the assistance of the Compensation Committee and the Chief Executive Officer, the establishment of appropriate performance criteria for the senior management team and the approval of the compensation of the senior management team.

•                  With the assistance of the Chief Executive Officer and Chief Financial Officer, monitor and review feedback provided by the Company’s various stakeholders.

•                  Succession planning and the selection, appointment, monitoring evaluation and, if necessary, the replacement of the senior management to ensure management succession.

•                  The adoption of a strategic planning process, approval at least annually of a strategic plan that takes into account business opportunities and business risks identified by the Board and/or the Audit Committee and monitoring performance against such plans.

•                  The review and approval of corporate objectives and goals applicable to the Company’s senior management.

•                  Reviewing with senior management, major corporate decisions which require Board approval and approving such decisions as they arise.

•                  Performing such other functions as prescribed by law or assigned to the Board of Directors in the Company’s constating documents and by-laws.

IV. MISCELLANEOUS

1.                                       The members of the Board are expected to attend all meetings of Board of Directors unless prior notification of absence is provided.

2.                                       The members of the Board are required to have reviewed board materials in advance of the meeting and be prepared to discuss such materials at the meeting.  Each Director must act honestly and in good faith with a view to the best interest of the Company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

3.                                       The Board shall approve and maintain a process for the Company’s stakeholders to contact the directors directly or indirectly with concerns and questions regarding the Company.

SCHEDULE “I”

Subject to the exemptions available under Multilateral Instrument 52-110 for Audit Committees, the following individuals are considered to have a material relationship with the Company:

(a)                                  an individual who is, or has been within the last three years, an employee or executive officer of the Company;

(b)                                 an individual whose immediate family member is, or has been within the last three years, an executive officer of the Company;

(c)                                  an individual who:

(i)                                     is a partner of a firm that is the Company’s internal or external auditor;

(ii)                                  is an employee of that firm; or

(iii)                               was within the last three years a partner or employee of that firm and personally worked on the Company’s audit within that time;

(d)                                 an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

(i)                                     is a partner of a firm that is the Company’s internal or external auditor;

(ii)                                  is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

(iii)                               was within the last three years a partner or employee of that firm and personally worked on the Company’s audit within that time;

(e)                                  an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the Company’s current executive officers serves or served at the same time on the entity’s compensation committee; and

(f)                                    an individual who received, or whose immediate family member who is employed as an executive officer of the Company received, more than $75,000 in direct compensation from the Company during any 12-month period within the last three years, other than as remuneration for acting in his or her capacity as a member of the Board of Directors or any Board committee, or the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service for the Company if the compensation is not contingent in any way on continued service.

Approved by the Board August 26, 2009